August 16, 2011

VIA EDGAR United States Securities
   and Exchange Commission
100 F Street, NE
Washington, D.C.  20549
Attention:  Jeffrey Jaramillo
            Accounting Branch Chief

Re:	Minerco Resources, Inc. Form 10-K for the year ended July 31, 2010 and Form 10-Q for the period ended April 30, 2011 File No. 000-54164

Dear Mr. Jaramillo:

Thank you for your July 25, 2011 letter regarding Minerco Resources, Inc. (“Minerco”).  In order to assist you in your review of Minerco’s Form 10-Q, we hereby submit a letter responding to the comments.  For your convenience, we have set forth below the staff’s numbered comments in their entirety followed by our responses thereto.

Form 10-Q for the quarterly period ended April 30, 2011 Financial Statements, page 3 Note 9. Convertible Note Payable and Derivative Liabilities, page 10

We note your disclosure that in February and March 2011 you entered into convertible promissory notes with Asher Enterprises for $53,000 and $27,500, respectively, for a total of $80,500 and you determined the fair value of the embedded conversion feature to be $114,761, of which you recorded $80,500 as a discount to the notes and expensed the remainder. Please explain the significant terms of the conversion feature and tell us how you determined that the embedded conversion feature is a derivative liability.  Please cite the applicable GAAP guidance upon which you based your accounting.

Response:

The conversion price at which the two promissory notes convert into shares of Minerco’s common stock is based upon the Variable Conversion Price.  The "Variable Conversion Price" is 58% multiplied by the Market Price (as defined herein) (representing a discount rate of 42%). “Market Price” is defined as the average of the lowest three (3) Trading Prices (as defined below) for the Common Stock during the ten (10) Trading Day period ending on the latest complete Trading Day prior to the Conversion Date. “Trading Price” means, for any security as of any date, the closing bid price on the Over-the-Counter Bulletin Board, or applicable trading market (the “OTCBB”) as reported by a reliable reporting service (“Reporting Service”) designated by the Holder (i.e. Bloomberg) or, if the OTCBB is not the principal trading market for such security, the closing bid price of such security on the principal securities exchange or trading market where such security is listed or traded or, if no closing bid price of such security is available in any of the foregoing manners, the average of the closing bid prices of any market makers for such security that are listed in the “pink sheets” by the National Quotation Bureau, Inc.

The Company has determined that the notes constitute a hybrid instrument that has the characteristics of a debt host contract containing an embedded derivative that would require bifurcation and separate accounting as a derivative instrument pursuant to the provisions of ASC 815. Specifically, ASC 815-40-25-10 requires all conditions in a. – g. be met for equity classification. Given the conversion price is variable based on future prices, it is unknown how many shares will be required for settlement of the contract. This causes the Company to fail to meet the conditions set forth in both ASC 815-40-25-10 b & c and therefore the notes cannot be classified as equity and must be classified as a liability. The Company has initially and subsequently measured the derivatives at fair value with changes in fair value recognized as either a gain or loss. Such changes are reflected in the statement of expenses under the caption “loss on derivative liability.”

We acknowledge that the adequacy and accuracy of the disclosure in our filings is our responsibility.  We acknowledge that the staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filings.  We acknowledge that the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need additional information, please contact the undersigned at (858) 729-8469.

Sincerely,
/s/ Sam Messina
Sam Messina